SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT No. 1)(1)

                               BEKEM METALS, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    077264109
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Victoria Parry
                              Senior Legal Counsel
                                 GLG Partners LP
                                One Curzon Street
                                 London W1J 5HB
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 7, 2006
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 077264109                 13D/A                   Page 2 of 10

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            GLG Emerging Markets Fund
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            21,000,000 shares of Common Stock

            Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.36%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D/A                   Page 3 of 10

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            GLG Partners LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION England
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            21,000,000 shares of Common Stock

            Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            21.36%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D/A                   Page 4 of 10

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            GLG Partners Limited
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION England
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            21,000,000 shares of Common Stock

            Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            21.36%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D/A                   Page 5 of 10

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Noam Gottesman
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            21.36%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D/A                   Page 6 of 10

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Pierre Lagrange
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Belgium
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON
            21,000,000 shares of Common Stock

            Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            21.36%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D/A                   Page 7 of 10

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Emmanuel Roman
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            France
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock

                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            21,000,000 shares of Common Stock

            Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            21.36%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D/A                   Page 8 of 10


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed on July 10, 2006 (as amended, the "Schedule 13D") with respect to shares of Common Stock, par value $0.001 per share ("Common Stock") of Bekem Metals, Inc., a Utah corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the original
Schedule 13D. This Amendment amends and restates Items 5 and 6 in their entirety as set forth below.


Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, each of the reporting persons may be deemed to beneficially own 28,000,000 shares of Common Stock by virtue of (i) 21,000,000 shares of Common Stock held by GLG Emerging Markets Fund and (ii) Warrants to purchase 7,000,000 shares of Common Stock held by GLG Emerging Markets Fund. The Company's annual report on Form 10-QSB that was filed on November 14, 2006, indicates there were 124,088,888 shares of Common Stock outstanding as of September 30, 2006. Therefore the Reporting Persons may be deemed to beneficially own 21.36% of the outstanding shares of Common Stock of the Company.

         (b) As of the date hereof, each of the reporting persons may be deemed to have the sole power to vote or direct the vote of none of the securities referred to in paragraph (a). As of the date hereof, each of the reporting persons may be deemed to have the shared power to vote or direct the vote of all of the voting securities referred to in paragraph (a). As of the date hereof, each of the reporting persons may be deemed to have the sole power to dispose or direct the disposition of none of the securities referred to in paragraph (a). As of the date hereof, each of the reporting persons may be deemed to have the shared power to dispose or direct the disposition of all of the securities referred to in paragraph (a).

         (c) No transactions in the shares of Common Stock were effected during the past sixty days by the Reporting Persons.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     GLG Emerging Markets Fund purchased 28,000 Cash-settled Total Return Swaps on July 7, 2006 in a private transaction with Bank Austria Creditanstalt, Vienna. The purchase price per share of the Cash-settled Total Return Swaps acquired on July 7, 2006 was $0.021 (the "July 7 Swaps"). On October 6, 2006, GLG Emerging Markets Fund had the option to either exercise the July 7 Swaps at an exercise price of $2.10 or to let the purchased swaps expire unexercised and enter into another Cash-Settled Total Return Swap agreement. GLG Emerging Markets Fund allowed the July 7 Swaps to expire, and entered into a new agreement on October 6, 2006 to purchase 53,000 Cash-settled Total Return Swaps at a purchase price of $0.021 per share (the "October 6 Swaps). On January 5, 2007, GLG Emerging Markets Fund had the option to either exercise the October 6 Swaps at an exercise price of $2.13 or to let the purchased swaps expire unexercised and enter into another Cash-settled Total Return Swap Agreement.

CUSIP No. 077264109                 13D/A                   Page 9 of 10

GLG Emerging Markets Fund allowed the October 6 Swaps to expire, and purchased 53,000 Cash-settled Total Return Swaps on January 5, 2007 in a private transaction, at a purchase price per share of $0.021 (the "January 7 Swaps"). On April 5, 2007, GLG Emerging Markets Fund may exercise the January 7 Swaps at an exercise price of $2.16 or allow the swaps to expire and enter into a new agreement.

Other than the Joint Acquisition Statement attached as Exhibit 1 to Schedule 13D filed on July 10, 2006 and other than what is described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D and between such persons and any person (other than the Company) with respect to any securities of the Company.

CUSIP No. 077264109                 13D/A                   Page 10 of 10


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 26, 2007

GLG EMERGING MARKETS FUND
By: GLG Partners LP, its Investment Manager
By: GLG Partners Limited, its General Partner

GLG PARTNERS LP
By: GLG Partners Limited, its General Partner

GLG PARTNERS LIMITED


By: /s/ Emmanuel Roman
    -----------------------
    Emmanuel Roman
    Managing Director of GLG Partners Limited


By: /s/ Victoria Parry
    -----------------------
    Victoria Parry
    Senior Legal Counsel of GLG Partners Limited


NOAM GOTTESTMAN
PIERRE LAGRANGE
EMMANUEL ROMAN


By: /s/ Emmanuel Roman
    -----------------------
    Emmanuel Roman
    Individually and as attorney-in-fact for each of
    Noam Gottesman and Pierre Lagrange


The Powers of Attorney executed by Noam Gottesman and Pierre Lagrange, authorizing Emmanuel Roman to sign and file this Schedule 13D/A on each person's behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on December 15, 2006 by such Reporting Persons with respect to the common stock of Movado Group, Inc., are hereby incorporated by reference.